UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Petco Health and Wellness Company, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-39878
(State or Other Jurisdiction of Incorporation)	(Commission File Number)

10850 Via Frontera
San Diego, California	92127
(Address of Principal Executive Offices)	(Zip Code)

Giovanni Insana Chief Legal Officer and Secretary (858) 453-7845

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2023 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Form SD (this “Report”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2023 to December 31, 2023 (the “Reporting Period”).

Petco Health and Wellness Company, Inc. (“Petco”, the “Company”, or “we”) is a pet health and wellness company focused on improving the lives of pets, pet parents, and our own Petco partners. Building on nearly 60 years of providing solutions for pets and the people who love and care for them, we serve our customers as a fully integrated, omnichannel provider of pet health and wellness products, services, and solutions. Through our ecosystem, we provide our customers with a comprehensive offering of products and services to fulfill their pets’ health and wellness needs through our more than 1,400 pet care centers in the U.S. and Puerto Rico, our digital channel, and our flexible fulfillment options. We also operate more than 130 pet care centers in Mexico and 2 in Chile through a joint venture.

As part of the Company’s compliance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) concerning conflict minerals, we evaluated the products that we manufacture or contract to manufacture to determine whether any such products contain conflict minerals that are necessary to the functionality or production of those products. The SEC defines the term “conflict mineral” to mean columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. In connection with such evaluation, we determined that the Company manufactured or contracted to manufacture certain products, such as leashes, collars, and harnesses, during the Reporting Period that included components containing conflict minerals that are necessary to the functionality or production of those products (the “Covered Products”).

Reasonable Country of Origin Inquiry (“RCOI”)

Following our initial determination that the Covered Products contain conflict minerals, we conducted a good faith RCOI reasonably designed to determine whether such conflict minerals may have originated in the Democratic Republic of Congo or an adjoining country (the “Covered Countries”). As part of this process, we obtained Conflict Minerals Reporting Templates (“CMRTs”) developed by the Responsible Minerals Initiative from suppliers who supplied the Covered Products or components of the Covered Products to us during the Reporting Period that contained one or more conflict minerals.

CMRTs were reviewed for completeness and consistency, and, to the extent possible, we determined the specific conflict minerals that were supplied to us by each supplier in order to analyze each supplier’s CMRT more precisely. If a supplier did not provide a CMRT, we contacted such supplier for information about its conflict minerals policy and sourcing and reviewed such supplier’s conflict minerals disclosure on its public website, to the extent made available. After reviewing the CMRTs and other information provided or otherwise made available to us, we requested additional supplier information and followed up with suppliers as necessary.

Determination

As a downstream purchaser of the Covered Products, we do not purchase any conflict minerals directly from mines, smelters, or refiners. We rely on our suppliers to gather information on the source of any conflict minerals used in our supply chain. Our suppliers provided us with information at a product-specific level which means that our suppliers reported on supply chain information for products produced for Petco.

Based on the results of our RCOI, the Company has concluded in good faith that (i) the conflict minerals necessary to the functionality or production of the Covered Products did not originate in any of the Covered Countries based on the diligence responses of our suppliers, or (ii) it does not have sufficient information to determine whether the conflict minerals necessary to the functionality or production of the Covered Products originated in any of the Covered Countries or came from recycled or scrap sources.

Additional Information

A copy of this Report is publicly available on the Company’s website at ir.petco.com/financial-information/sec-filings. The Company’s website is provided for general information only and its contents are not incorporated by reference into this Form SD nor deemed filed with the SEC.

Item 1.02 Exhibit

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Petco Health and Wellness Company, Inc.

Date:	May 30, 2024	By:	/s/ Giovanni Insana
		Name:	Giovanni Insana
		Title:	Chief Legal Officer and Secretary